NO ACT

DC
PE
12-28-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040734

Received SEC

FEB 28 2008

Washington, DC 20549

February 28, 2008

Donald P. McAviney
Corporate Counsel
E. I. du Pont de Nemours and Company
DuPont Legal, D-8048
1007 Market Street
Wilmington, DE 19898

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/28/2008

Re: E. I. du Pont de Nemours and Company
Incoming letter dated December 28, 2007

Dear Mr. McAviney:

This is in response to your letter dated December 28, 2007 concerning the shareholder proposal submitted to DuPont by the Free Enterprise Action Fund. We also have received a letter on the proponent's behalf dated January 4, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

PROCESSED
MAR 06 2008
THOMSON
FINANCIAL

cc: Steven J. Milloy
Managing Partner & General Counsel
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

DUPONT®

DuPont Legal

Donald P. McAviney
Corporate Counsel and Assistant Secretary
DuPont Legal, D-8048
1007 Market Street
Wilmington, DE 19898
Telephone: (302) 774-9564
Facsimile: (302) 773-5176

RECEIVED
2007 DEC 28 PM 2:47
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 28, 2007

VIA: MESSENGER
United States Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: E. I. du Pont de Nemours and Company
Proxy Statement – 2008 Annual Meeting

Ladies and Gentlemen:

On behalf of E. I. du Pont de Nemours and Company ("DuPont"), pursuant to the provisions of Rule 14a-8 of the Securities Exchange Act of 1934, I enclose six copies of a letter in support of DuPont's request for no action regarding the exclusion from its 2008 annual meeting proxy materials (the "2008 Proxy Materials") of a shareholder proposal (the "Proposal") submitted by the Free Enterprise Action Fund (FEAOX). For the reasons set forth in the enclosed letter, the Proposal properly may be omitted from DuPont's 2008 Proxy Materials. The Proposal is attached as Exhibit A to each of the enclosed six copies. We request that the Staff not recommend any enforcement action if the Proposal is so omitted.

By copy of this letter, FEAOX is being notified of DuPont's intention to omit the Proposal and supporting statement from its 2008 Proxy Materials.

If you have any questions or require additional information, please contact me at (302) 774-9564 or my colleague, Mary Bowler, at (302) 774-5303. Thank you for your consideration.

Very truly yours,

Donald P. McAviney

DPM:rtp
SEC cover no action letter 12-2007 global warming proxy statement
Enclosures
cc: Steven J. Milloy (FEAOX) (with enclosures)

DU PONT®

DuPont Legal

RECEIVED

2007 DEC 28 PM 2:47

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Donald P. McAviney
Corporate Counsel and Assistant Secretary
DuPont Legal, D-8048
1007 Market Street
Wilmington, DE 19898
Telephone: (302) 774-9564
Facsimile: (302) 773-5176

December 28, 2007

VIA: MESSENGER
United States Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: E. I. du Pont de Nemours and Company
Proxy Statement – 2008 Annual Meeting

Ladies and Gentlemen:

On behalf of E. I. du Pont de Nemours and Company ("DuPont"), pursuant to the provisions of Rule 14a-8 of the Securities Exchange Act of 1934, I enclose six copies of a letter in support of DuPont's request for no action regarding the exclusion from its 2008 annual meeting proxy materials (the "2008 Proxy Materials") of a shareholder proposal (the "Proposal") submitted by the Free Enterprise Action Fund (FEAOX). For the reasons set forth in the enclosed letter, the Proposal properly may be omitted from DuPont's 2008 Proxy Materials. The Proposal is attached as Exhibit A to each of the enclosed six copies. We request that the Staff not recommend any enforcement action if the Proposal is so omitted.

By copy of this letter, FEAOX is being notified of DuPont's intention to omit the Proposal and supporting statement from its 2008 Proxy Materials.

If you have any questions or require additional information, please contact me at (302) 774-9564 or my colleague, Mary Bowler, at (302) 774-5303. Thank you for your consideration.

Very truly yours,

Donald P. McAviney

DPM:rtp
SEC cover no action letter 12-2007 global warming proxy statement
Enclosures
cc: Steven J. Milloy (FEAOX) (with enclosures)

DUPONT ®

Donald P. McAviney
DuPont Legal, D-8048
1007 Market Street
Wilmington, DE 19898
Telephone: (302) 774-9564
Facsimile: (302) 773-5176

December 28, 2007

VIA MESSENGER
United States Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: E. I. du Pont de Nemours and Company Proxy Materials for the 2008 Annual Meeting--Proposal by The Free Enterprise Action Fund

Ladies and Gentlemen:

I am writing on behalf of E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (collectively the "Proposal") submitted by The Free Enterprise Action Fund (the "Proponent" or "FEAOX") may properly be omitted from the proxy statement and form of proxy (the "Proxy Materials") to be distributed by the Company in connection with its 2008 annual meeting of shareholders.

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of this letter and the Proponent's letter transmitting the Proposal. A copy of this letter is also being sent to the Proponent as notice of the Company's intent to omit the Proposal from the Proxy Materials.

I. The Proposal

The Proposal requests the Board of Directors of DuPont to prepare a global warming report by October 2008. The text of the resolution of the Proposal is set forth below, and a copy of the Proposal together with its Supporting Statement is included with this letter as Exhibit A.

"Resolved: The shareholders request that the Board of Directors prepare by October 2008, at reasonable expense and omitting proprietary information, a Global Warming Report. The report may describe and discuss how action taken to date by Dupont to reduce its impact on global climate change has affected global climate in terms of any changes in mean global temperature and any undesirable climatic and weather-related events and disasters avoided."

II. <u>The Proposal is False and Misleading under Rule 14a-8(i)(3) Because it is Vague, Indefinite and Misleading and Therefore in Violation of Rule 14a-9.</u>

The Proposal's resolution and supporting statement together indicate that because DuPont has publicly announced its support for governmental action concerning global warming, and because there is an ongoing debate about the economic impact of greenhouse gas emission regulation, DuPont should issue a report indicating how its specific actions "to reduce its impact on global climate change has affected global climate in terms of any changes in mean global temperature and any undesirable climatic and weather-related events and disasters avoided."

The Proposal and the Supporting Statement may properly be omitted from the Company's 2008 Proxy Materials pursuant to Rule 14a-8(i)(3), which allows the exclusion of a shareholder proposal where the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials.

The Staff consistently has taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders nor the Company would be able to determine, with any reasonable amount of certainty, what action or measures should be taken if the proposal were implemented. For example, **Proctor & Gamble Company** (October 25, 2002) permitted omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the shareholders nor the company would know how to implement the proposal. See also **Philadelphia Electric Company** (July 30, 1992) (permitting omission of a proposal regarding the creation of a committee of shareholders because the proposal was so vague and indefinite that it could not be determined "exactly what actions or measures the proposal requires.")

The Proposal is misleading because its key terms, which provide the only guidance as to what the report may contain, are so vague and indefinite that the Company would not know how to issue the requested report. The Proposal seeks a report from the Company that "may describe how action taken to date by DuPont to reduce its impact on global climate change has affected global climate in terms of changes in mean global temperature and *any undesirable climatic and weather-related events and disasters avoided*" (emphasis added).

The terms *undesirable climatic event* and *unde sirable weather-related event* are not defined and are subject to varying interpretations. Neither the shareholders in voting on the Proposal, nor DuPont in preparing the requested report, would know what climatic or weather-related events the Proponent is interested in, and the word "undesirable" is a subjective term also susceptible to varying interpretations.

The adjective "climatic" describes a weather condition that is very broad in its application, and is almost impossible to interpret in the context of the Proposal. The variables which determine climate are numerous and the interactions are complex. Some of those variables are static, including latitude, altitude, proportion of land to water and proximity to oceans and mountains. Other variables are more dynamic and include factors such as the oceans' distribution of heat energy between the equatorial and polar regions, degree of vegetation which affects solar heat absorption, water retention of land and rainfall on a regional level. Climate is commonly defined as the weather averaged over a long period of time. The standard averaging period is 30 years, but other periods may be used depending on the purpose. Climate also includes statistics such as the magnitudes of day-to-day or year-over-year variations in weather. The Intergovernmental Panel on Climate Change (IPCC) defines climate as follows:

> "Climate in a narrow sense is usually defined as the "average weather", or more rigorously, as the statistical description in terms of the mean and variability of relevant quantities over a period of time ranging form months to thousands or millions of years. The classical period is 30 years, as defined by the World Meteorological Organization. These quantities are most often surface variables such as temperature, precipitation, and wind. Climate in a wider sense is the state, including a statistical description, of the climate system.[1]

Hence, the Proponent's use of the term "climatic event" places an impossible burden on the Company to define climate, and then decide what event or events have affected climate.

1. Intergovernmental Panel on Climate Change. Appendix 1: Glossary. (http://www.grida.no/climate/ippc_tar/ipcc_tar/wg1518.htm) Retrieved on 2007-06-01

Additionally, the Proposal uses the term "weather-related event" which is vague and indefinite and is subject to multiple interpretations. "Weather" is generally defined to be the state of the atmosphere at a given time and place, with respect to variables such as temperature, moisture, wind velocity and barometric pressure. While the definition of weather is broad, a "weather-related event" is so broad that it almost defies definition. All of the above terms are so vague and broad that they render the Proposal flawed to the point that the shareholders and the Company would have to speculate as to what the report is actually requesting.

The Proposal also suggests the report contain information on *disasters avoided*. This adds another element of impossibility to the Proposal since it seeks a discussion of an event that has never happened.

Finally, the last sentence of the supporting statement in the Proposal is misleading. In that sentence the Proponent purports to speak on behalf of all shareholders. That sentence reads as follows:

> "Shareholders want to know how Dupont's actions relating to global warming may be affecting climate."

The Company is not aware that the Proponent is authorized to submit this Proposal on behalf of all shareholders of the Company. The inference from this sentence is that this Proposal has the support of all Company shareholders, which makes the sentence misleading.

In closing, the use of the word "may" should not permit a proposal that is otherwise excludable under Rule 14a-8(i)(3) to be included in the Company's 2008 Proxy Materials because the vague and indefinite terms are merely suggestive. The Proposal states that the "report *may* (emphasis added) describe and discuss how action taken to date by Dupont to reduce its impact on global climate change has affected global climate in terms of any changes in mean global temperature and any undesirable climatic and weather-related events and disasters avoided". Because the objectionable terms, as discussed above, are vague and indefinite, the Proposal should not be permitted to be included in the Company's Proxy Materials because they merely suggest what the sought-after report should contain. With the vague and indefinite terms excluded from the 2008 Proxy Materials for the reasons described above, the resolution calls for a "Global Warming Report" which is, on its face, so vague and indefinite as to also be excludable under Rule 14a-8 (i)(3).

Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff concur that the Company may omit the Proposal pursuant to Rule 14a-8 (i)(3) from its 2008 Proxy Materials . If you have any questions or require additional information, please contact me at 302-774-9564 or my colleague, Mary Bowler, at 302-774-5303.

Very truly yours,

Donald P. McGeorge

Corporate Counsel

DPM/rtp
cc: FEAOX (with attachments)

EXHIBIT A

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
t 301/258 2852
f 301/330 3440

BY FAX

November 13, 2007

Mary E. Bowler
Corporate Secretary
Dupont
1007 Market Street
Wilmington, DE 19898

Dear Ms. Bowler:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Dupont (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Free Enterprise Action Fund ("FEAOX") is the beneficial owner of approximately 776 shares of the Company's common stock, 481 shares of which have been held continuously for more than a year prior to this date of submission. The FEAOX intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder's appropriate verification of the FEAOX's beneficial ownership will follow.

The FEAOX's designated representatives on this matter are Mr. Steven J. Milloy and Dr. Thomas J. Borelli, both of Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854. Action Fund Management, LLC is the investment adviser to the FEAOX. Either Mr. Milloy or Dr. Borelli will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Milloy at 301-258-2852. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Milloy c/o Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854.

Sincerely,

Steven J. Milloy
Managing Partner
Investment Adviser to the FEAOX, Owner of Dupont Common Stock

Attachment: Shareholder Proposal: Global Warming Report

Resolved: The shareholders request that the Board of Directors prepare by October 2008, at reasonable expense and omitting proprietary information, a Global Warming Report. The report may describe and discuss how action taken to date by Dupont to reduce its impact on global climate change has affected global climate in terms of any changes in mean global temperature and any undesirable climatic and weather-related events and disasters avoided.

Supporting Statement:

Dupont says on its web site that it supports action on global warming. Dupont is a member of the U.S. Climate Action Partnership (USCAP), a group that lobbies for global warming regulation.

But scientific data show that atmospheric levels of carbon dioxide, the greenhouse gas of primary concern in global warming, do not drive global temperature. *See e.g.*, http://youtube.com/watch?v=XDI2NVTYRXU.

Even assuming for the sake of argument that atmospheric carbon dioxide levels affect global temperatures, the U.S. Environmental Protection Agency recently projected that U.S. regulation of manmade greenhouse gas emissions would have a trivial impact on atmospheric concentrations of carbon dioxide. *See* http://www.epa.gov/climatechange/downloads/s1766analysispart1.pdf.

So U.S. greenhouse gas regulation is not likely to discernibly affect global climate.

Global warming regulation is expected to harm the economy. The Congressional Budget Office, U.S. Department of Energy and prominent economists such as Alan Greenspan, Arthur Laffer and Greg Mankiw all say that cap-and-trade — a type of greenhouse gas regulation promoted by USCAP — would reduce economic growth. *See e.g.*, http://www.junkscience.com/failure_to_disclose.pdf.

Shareholders want to know how Dupont's actions relating to global warming may be affecting global climate.

EXHIBIT B

P&G

PROCTER & GAMBLE CO (PG)

ONE PROCTER & GAMBLE PLZ
CINCINNATI, OH 45202
513. 983.1100
http://www.pg.com

NO ACT

NO ACTION LETTER
Filed on 10/25/2002

PC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

October 25, 2002

W.R. Mordan
Senior Counsel
The Procter & Gamble Company
Legal Division
1 Procter & Gamble Plaza
Cincinnati, OH 45202-3315

Act 1934
Section
Rule 14A-8
Public Availability 10/25/2002

Re: The Procter & Gamble Company
Incoming letter dated July 16, 2002

Dear Mr. Mordan:

This is in response to your letters dated July 16, 2002 and September 24, 2002 concerning the shareholder proposal submitted to Procter & Gamble by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

October 25, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Procter & Gamble Company
Incoming letter dated July 16, 2002

The proposal requests that the board create a fund that would provide lawyers, clerical help, witness protection and records protection for victims of retaliation, intimidation and troubles because they are stockholders of publicly-owned companies.

There appears to be some basis for your view that Procter & Gamble may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Procter & Gamble omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Procter & Gamble relies.

Sincerely,

Keir Devon Gumbs
Special Counsel

Procter&Gamble

W.R. Mordan
Senior Counsel

The Procter & Gamble Company
Legal Division
1 Procter & Gamble Plaza, Cincinnati, OH 45202-3315

Phone: (513) 983-2810
Fax: (513) 983-2611
mordan.wr@pg.com

RECEIVED
2002 JUL 22 PM 3:58
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

16 July 2002

Via Certified Mail

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: The Procter & Gamble Company
Commission File No. 1-434
Proxy Proposals by Mr. John Crapo

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of The Procter & Gamble Company (the "Company") in accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended.

The Company has received a proposal (the "Proposal") from a shareholder, Mr. John Crapo, for inclusion in the Company's Proxy Statement for its 2003 annual meeting of shareholders. The Company requests the agreement of the Staff that it will not recommend any enforcement action if the Company omits the Proposal and ignores future Proposals by Mr. Crapo that make a substantially similar request.

Please find enclosed six copies of the Proposal, this letter and all other correspondence between Mr. Crapo and the Company. A copy of this entire submission has been mailed to Mr. Crapo. To the extent required by Rule 14a-8(j), this letter constitutes a supporting opinion of counsel.

The Proposal submitted by Mr. Crapo, including both his first letter to the Company of June 19, 2002 and his revised submission of July 11, 2002, do not represent a clear or actionable request and are otherwise invalid under several parts of Rule 14a-8(i). While we are not sure what Mr. Crapo's Proposal truly is, his second letter includes the following language:

> The Company will establish a FUND which complies with US Internal Revenue Service requirements – which shall provide lawyer's, clerical help witness

> protection, and records protection AND other appropriate help to applications for the help who may/shall document they are victims of retaliation, intimidation and troubles because they are stockholders/shareholders of publicly owned companies or other registrants of the Hon US Securities and Exchange Commission.

(Crapo Letter; July 6, 2002; page 2) [sic].

The context and purpose of the Proposal is not clear. From Mr. Crapo's first letter of June 19, 2002, he appears to suggest that his US Postal Service letter carrier and his landlord are preventing him from accessing his mailbox in an attempt to force him to name them as "beneficiaries" of some type (Crapo Letter; June 19, 2002; pages 3-4). It is possible that Mr. Crapo believes the Company should in some way provide him with legal and other financial assistance in the face of this perceived threat.

Aside from the confusing and inconsistent nature of Mr. Crapo's letters, we believe his Proposal should be excluded for the following reasons:

14a-8(a)(9) Violation of proxy rules

The action requested in the Proposal is so vague and confusing that it is beyond the help of creative editing or interpretation. The shareholders voting on the Proposal would not be able to determine with any reasonable certainly exactly what the Company would do in the event the Proposal was implemented. As a result it is inherently misleading and in violation of the Commission's proxy rules.

14a-8(i)(5) Relevance

The Proposal in no way relates to any part of the Company's assets or business. Providing a remedy or recourse for "retaliation, intimidation, and troubles" of Company shareholders, much less all shareholders of all registered companies, is not within the scope of the Company's operations.

14a-8(i)(6) Absence of power/authority

The Company does not have the power or authority to provide legal protection, much less a "witness protection program," for all shareholders who are "victims of retaliation, intimidation, and troubles." If Mr. Crapo believes that others are attempting to harm him or violate the law, he should bring it to the attention of the local authorities that are empowered to address this issue, if one exists.

14a-8(i)(4) Personal grievance; special interest

The Proposal apparently relates to a personal and private issue that Mr. Crapo faces and regards a benefit that is not in the interest of shareholders at large.

For the reasons discussed here, the Company respectfully requests that the Staff agree the Company may omit the Proposal from its proxy materials for the 2003 annual meeting of shareholders and the Company may ignore subsequent letters from Mr. Crapo that contain substantially the same request.

Sincerely,

WR Mordan

William R. Mordan

Enclosure

cc: Mr. John Crapo

(MR) JOHN CRAPO. PRO SE. AA. ABE
PO Box 400151
CAMBRIDGE MA 02140-0002

Rec'd TLO JUL 11 2002

July Sixth (06th) Year 2002

VIA Certified mail
Return Receipt
Requested please

MR TERRY L. OVERBEY
ESQUIRE, SECRETARY
AND ASSOCIATE General
counsel
THE PROCTER & GAMBLE
COMPANY
1 Procter & Gamble PLZ
CINCINNATI OH 45202-3315

My shareholder PROPOSAL Revised TO comply With your STANDARD! Thought, I was Fine as I Submitted it

MR JOHN CRAPO OF TEN AGASSIZ STREET APT #30 CAMBRIDGE MA 02140-0002, A TOD OWNER OF P&G stock to benefit Mr William P. SEGARRA REQUESTS STATEMENTS AND letters DURING THIS IMPASS IN his life to be Sent him at PO Box 400151 CAMBRIDGE MA 02140-0002 A COPY OF this proposal he has send to His Excellency Robert A TAFT, 3RD, ESQUIRE, AB, AM, JUR.D., Governor of OHIO via Certified mail Return Receipt Requested please)

shareholder proposal

shareholder CRAPO requests The BOARD OF DIRECTORS OF the Procter and Gamble Company to present

more

JOHN CRAPO to Procter & Gamble
July 06th 2002
P. two (02) of page four (04)

to us a shareholder proposal at the earliest convenient time which will accomplish the following

The company will establish a FUND which complies with US Internal Revenue Service requirements - which shall provide lawyer's, clerical help witness protection, and records protection AND other appropriate help to applicants for the help who may/shall document they are victims of RETALIATION, intimidation AND TROUBLES BECAUSE they are stockholders/shareholders OF publicly OWNED COMPANIES OR other registrants of the Hon US Securities and Exchange Commission

It shall be assumed the statements, proof of dividends of stocks or other such evidence will be the basis for the persons being victims

An annual Report of the help grouped shall appear in the appendix

more

JOHN CRAPO to Procter and GAMBLE
July 06th 2002
p. three(03) OF Four(04) PP

OF the Proxy Statement OF EACH ANNUAL Meetings OF Proxies and share holders held For the purpose OF an annual meeting OF shareholders OF Procter & GAMBLE company. The report will be well balanced AND contain the Name and addresses AND amounts OF money provided EACH Applicants AND Reasons For Failing to ~~DENY~~ PROVIDE help to ~~other~~ Applicants who DIDN'T GET HELP.

SUPPORTING STATEMENT.

PROPONENT HAS submitted A DETAILED VERSION OF this shareholder proposal which will Be available at the stockholder meetings For each stockholder to glance at PRIOR to The DISCUSSION PERIOD OF the shareholder proposal prior to Ballotting IN person and by proxy

MORE

THE UNITED STATES CONSTITUTION'S COMMERCE CLAUSE SECTION EIGHT PART ONE GIVES CONGRESS THE POWER TO REGULATE COMMERCE AMONG THE STATES. ALTHOUGH THE PROPONENT HAS REPEATEDLY INFORMED THE US SECURITIES AND EXCHANGE COMMISSION OF HIS TROUBLES SAID COMMISSION HAS FAILED TO PROVIDE HIM WITH PROTECTION FROM THE REPEATED TROUBLES. ~~PROPONENT NOW AGE SIXTY FIVE YEARS OLD LAST MET SOMEONE KNOWN TO WORK FOR SAID COMMISSION IN 1944 THE YEAR 1944~~. PROPONENT HAS NOT MET ANYONE FROM SAID COMMISSION AT A STOCKHOLDER MEETING. XXXXXXXXXXXX X

Sincerely
John Crapo
John Jennings Crapo, Pro Se

CC VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED TO GOVERNOR TAFT

JJC/jjc

I WRITE IN THE MIDST OF VERY INCONVENIENT, TROUBLING AND FRIGHTENING CIRCUMSTANCES FOR ME

Eleven (11) PP. in all including copy my letter to Mr FERGUSON

JOHN CRAPO to Procter and
Gamble
July 06th 2002
P. FOUR (04) OF FOUR (04) PP

The US Constitution's Commerce clause Section Eight part one, gives Congress the power to regulate commerce Among the states but although proponent repeatedly has INFORMED the US Securities and Exchange Commission OF his troubles said Commission has failed to provide him with protection from the repeated troubles.

x x x x x x x x x x x x x

Sincerely

John Crapo

MR John Jennings CRAPO

CC via certified mail
Return receipt requested
to Governor TAFT

JOHN CRAPO
PO Box 400151
CAMBRIDGE MA 02140-0002
Page (01) OF one (01) pages printed one (01) SIDE reverse blanc

VIA Certified mail
Return Receipt requested

July Sixth (06th) 2002

STATE OF OHIO
Hon Governor
Robert A TAFT III
OFFICE OF Governor
77 S HIGH st FL 30
Columbus OH 43215

Enclosed copy my shareholder proposal each page (4) pages printed one (1) SIDE reverse SIDE Blanc

Dear Your Excellency
MR John Adams styled the title of Governor of Massachusetts as His/Her Excellency so presumably you'll forgive me for addressing you as your excellency - because I'm mandated to DO SO
Enclosed is a copy my shareholder proposal to Procter & Gamble CO via certified mail return receipt requested Atten to MR TERRY L. OVERBEY, ESQUIRE secretary and associate general counsel which I call to your attention

Sincerely
John Crapo
John Jennings CRAPO
JJC/jjc

End

CC VIA CERTIFIED MAIL RETURN RCPT REQUESTED PROCTER & GAMBLE CO ATTN Please MR TERRY L. OVERBEY, ESQUIRE

JOHN CRAPO. PRO SE
PO BOX 400151
CAMBRIDGE MA 02140-0002
PAGE ONE(01) OF ONE(01) PAGES
PRINTED ONE(01) SIDE
REVERSE SIDE BLANC

STATE OF OHIO HON
GOVERNOR ROBERT A TAFT. III, ESQUIRE
77 S HIGH ST FL 30
COLUMBUS OH 43215

DEAR YOUR EXCELLENCY

MR JOHN ADAMS STYLED THE TITLE OF GOVERNOR OF THE COMMONWEALTH OF MASSACHUSETTS AS HIS/HER EXCELLENCY WHEN HE WROTE THE ~~MASSACHUSETTS~~ ~~COM~~ CONSTITUTION OF THE COMMONWEALTH OF MASSACHUSETTS SO THAT IS MY BASIS FOR ADDRESSING YOU AS YOUR EXCELLENCY

ENCLOSED IS A COPY MY SHARE-HOLDER PROPOSAL TO PROCTER AND GAMBLE VIA CERTIFIED MAIL RETURN

JOHN CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002
PAGE ONE(01) OF ONE(01) PAGES PRINTED ONE SIDE
REVERSE SIDE BLANC
VIA CERTIFIED MAIL
RETURN RECEIPT RE-
QUESTED PLEASE
STATE OF OHIO OFFICE
OF THE GOVERNOR
GOVERNOR HON
ROBERT A TAF

JOHN J. CRAPO, PRO SE, NON LWYR, NON LLB
YOUR NEIGHBOR HERE AT AGASSIZ STRT
PO BOX 400151
~~CAMBRIDGE MA 02140-2º~~
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL JULY 07th 2002
MAILPIECE NO 7001 page one (01) of
2510-0002 8474 two (02) pages
4007 RETURN RCPT +Enclosures
REQUESTED PLEASE each printed one side reverse SIDE BLANC.

DEAR MR FERGUSON, MUNICIPAL WRKR

ENCLOSED IS A COPY MY SHAREHOLDER PROPOSAL AND COURTESY COPY TO HIS EXCELLENCY, THE GOVERNOR OF THE STATE OF OHIO WHICH I POST TO THEM VIA CERTIFIED MAIL RETURN RCPT REQUESTED PLEASE WHICH I CALL TO YOUR ATTENTION

I WRITE IN MIDST OF EXCEEDINGLY INCONVENIENT, TROUBLING AND THREATENING AND FRIGHTENING CIRCUMSTANCES

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John CRAPO to MR Ferguson
July 07th 2002
P. two (02) of two (02) pages
each printed one Side reverse
SIDE Blanc

COPIES OF THis letter or trans mittal I SEND VIA CERTIFIED MAIL RetURN RCPT REQUESTED Please to REGISTRANT (IN QUESTION) AND TO His EXCELLENCY (the Chief MAGISTRATE IN QUESTION) WHOSE GREAT (?) GRANDFATHER WHOM AS NATIONAL CHIEF MAGISTRATE WROTE THE DECIDING OPINION I Know FROM SOMETHING I CAN'T FIND WHICH IS HERE ON MY BED With ME INVALIDATED THE TENURE OF OFFICE LAW. A US Government EMPLOYEE HAD OBJECTED to BEING DISCHARGED

Sincerely
John Crapo, ProSe, AA, ABE
Non Practising LCSW

Enclosures

JC/jjC

JOHN CRAPO, PRO SE, NON AM, NON MS, NON LLB
PO BOX 400151
CAMBRIDGE MA 02140-0002
PAGE ONE(01) OF ~~TW~~ ONE(01) PAGES PRINTED
ONE(01) SIDE - REVERSE BLANC
VIA CERTIFIED MAIL RETURN RECEIPT RE QUESTED STATE OF OHIO HON GOVERNOR ROBERT A TAFT III, ESQUIRE
77 S HIGH STRET FL 30
COLUMBUS OH 43215

COPY THIS LETTER VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED I MAIL TO SAID ASSOCIATE GENERAL COUNSEL

DEAR YOUR EXCELLENCY

MR JOHN ADAMS STYLED THE TITLE OF GOVERNOR OF MASSACHUSETTS AS HIS/HER EXCELLENCY WHEN HE WROTE THE CONSTITUTION OF THE COMMONWEALTH OF MASSACHUSETTS. THAT IS MY BASIS FOR ADDRESSING YOU THIS WAY.

ENCLOSED IS A COPY MY SHAREHOLDER PROPOSAL TO PROCTER AND GAMBLE COMPANY WHICH I SEND YOU VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED ~~AN~~ WHICH SUBMITTED TO PROCTER AND GAMBLE CO SECRETARY/ASSOCIATE GENERAL COUNSEL MR TERRY L. OVERBEY, ESQUIRE VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED PLEASE WHICH I CALL TO YOUR ATTENTION

SINCERELY

John Crapo, Pro Se

JOHN JENNINGS CRAPO

ENCLOSURES: FOUR

JJC/jjC

Procter&Gamble

TERRY L. OVERBEY
Secretary
and
Associate General Counsel

The Procter & Gamble Company
1 Procter & Gamble Plaza
Cincinnati, Ohio 45202-3315

June 25, 2002

Mr. John Crapo (via Certified Mail)
P. O. Box 400151
Cambridge, MA 02140-0002

Dear Mr. Crapo:

We are in receipt of your letter dated June 19, 2002 purporting to submit a shareholder proposal to The Procter & Gamble Company. We received your letter on June 24, 2002. The deadline for submission of shareholder proposals for our 2002 annual meeting was April 26, 2002, so we are assuming your proposal is intended for our 2003 annual meeting.

I am writing to notify you that you have failed to comply with two of the procedural eligibility requirements set forth in SEC Rule 14a-8, a copy of which is attached to this letter.

Rule 14a-8(a) defines a shareholder proposal as "your recommendation or requirement that the Company and/or its Board of Directors take action." The Rule goes on to say that "Your proposal should state as clearly as possible the course of action that you believe the Company should follow." In your letter, you state your shareholder proposal as follows:

> We request The Procter & Gamble Company Board of Directors to report to us in the next proxy statement action the Board has taken to provide how matters should be.

This purported proposal does not recommend or require the Company to take any specific action and, therefore, does not qualify as a proposal as required by Rule 14a-8(a).

Second, Rule 14a-8(b) requires that a proposal and any accompanying supporting statement may not exceed 500 words. Your letter, which appears to be the supporting statement to your purported shareholder proposal, is far longer than 500 words.

Under Rule 14a-8(f) you must correct these procedural deficiencies within 14 days of receipt of this letter. You may send any revised proposal to my attention at the above address.

Very truly yours,

Terry L. Overbey

Att.
crapo.doc

Note to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Rule 14a-8. Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is

not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice

JOHN CRAPO. PRO SE. PROCTOR & GAMBLE
COMPANY STCKHLDR. NON PRACTISING LCSW
NON LLB. NON AM. NON MS
PO BOX 400151
CAMBRIDGE MA 02140-0002

RECEIVED
JUN 24 2002
BY:

VIA CERTIFIED MAIL
MAIL PIECE # 7001 2510 0002 8473 9713
RETURN RCPT REQUESTED PLEASE

JUNE 19th Year 2002

PAGE ONE (01) OF SIX (06) PAGES printED ONE (01) Side nevers sides Blanc

PROCTOR AND GAMBLE COMPANY
CORPORATE SECRETARY
T.E. OVERBEY, ESQUIRE OR ACTING
CORPORATE SECRETARY
PROCTOR AND GAMBLE PLAZA
CINCINATTI OH 45202

DEAR GENTLEMEN AND LADIES

I'M A STOCKHOLDER OF PROCTOR AND GAMBLE COMPANY

I'VE UPWARDS OF TWENTY-SIX (26) COMMON SHARES IN A TRANSFER ON DEATH (TOD) TO MR W.P. SEGARRA AND FIFTY-EIGHT SHARES COMMON IN ANOTHER ACCOUNT. THE MARKET VALUES ARE ABOVE THE THRESHOLD MARGIN MINIMUM FOR INTRODUCTION OF SHARE HOLDER PROPOSALS. THE STOCK I'VE OWNED OVER ONE YEAR CONSECUTIVELY AND I PLAN TO CONTINUE TO OWN IT UNTIL AFTER THE ADJOURNMENT OF THE UPCOMING STOCK HOLDER MEETING AT WHICH I PLAN TO ATTEND AND PRESENT THIS SHAREHOLDER PROPOSAL

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STCKHLDR CRAPO TO Proctor AND GAMBLE
JUNE 19th Calendar Year 2002
PAGE TWO (02) OF SIX (06) PAGES. MY REASONS:

I'VE PRESENTED AND INTRODUCED SHAREHOLDER PROPOSALS AT DIVERS NATIONAL CORPORATIONS AND OTHER COMPANIES

I'VE FATIGUE, ARTHRITIS SCHIZOPHRENIA. I WEAR A CERVICAL COLLAR AND PODIATRY PROSTHESIS. I'M HOMOSEXUAL. I'VE EYE IRITATION. I SMELL VARIOUS SPRAYS. THE IBUPROFON THE LOTION, ANTI-PSORIASIS MEDICINES, AND PHONY TEARS ARE MANUFACTURED BY OTHER COMPANIES. I WEAR AN INTEROCCULAR LENS. I WAS BLIND IN ONE EYE UNTIL THE BLINDNESS WAS CORRECTED WHEN I WAS AGE FIFTY-FIVE YEARS OF AGE, THE YEAR AFTER THE DEATHS OF MY MOTHER, HER SISTER, AND MY FATHER'S SISTER. THE FEATURE OF FLOATING SOAP I FIND ATTRACTIVE

I USE PROCTOR AND GAMBLE WHICH I BUY AT SUPER MARKETS AND PHARMACIES ALSO I TAKE PROMATHIAZINE SYRUP WITH CODEIN / WITHOUT IT AS IS NEEDED. I LIVE IN AN ATTIC: ONE ROOM. THE KITCHENETTE, THE BATHROOM (WITH BROKEN SHOWER) (I DON'T HAVE AIR-CONDITIONING) AND CORRIDOR FAIL TO QUALIFY AS A ROOM. I'VE NO EXIT. MY DOOR TO HALLWAY TOP FLOOR IS NEARLY 2½ FEET FROM RAILING WHICH IS BELT LEVEL FOR ME. I'M ALWAYS ANXIOUS WHEN I'M NEAR THE RAILING. I'M AFRAID OF BEING KNOCKED OVER THE RAILING. AS A SOCIAL WORKER / MY MONTHLY STATE PENSION IS $821.96. MY MONTHLY RENT IS $1050. THE STATE PENSION BOARD FAILS TO GIVE ME RENTAL SUBSIDY. I'VE KNOWN MANY WHO'VE BEEN CIVILIAN AND MILITARY INJURED VICTIMS

YEARS AGO AT TEN AGASSIZ STRT WHEN I WAS CLIMBING UP BETWEEN FLOORS A PRODIGIOUS PERSON DESCENDED FAST UNEXPECTANTLY TO ME. I COULDN'T GET OUT OF WAY. THE STAIRWAY IS NARROW AND THERE WAS NO RAILING FOR ME TO GRAB. THE AGGRESSOR'S ARM CAME DOWN ON MY SHOULDER WITH HARD IMPACT. FOR A LONG TIME AFTER I HAD SERIOUS PAIN - NO WAY WAS

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STICKHLOR CRAPO TO PROCTOR AND GAMBLE
JUNE 19th Calendar Year 2002
PAGE THREE(03) of Six(06) pages
I ABLE TO AVOID AN EMBRACE WITH THAT MUCH LARGER PERSON TODAY I'M 155 TO 160 POUNDS AND I'M FIVE FEET, NINE AND 1/2 DRESSED. FIVE POUNDS MORE WHEN I'M DRESSED

JUNE 20th 2002 8:45PM to 9:45PM I've Been listening inattentively TO WBZ Am Boston 1010 NOTICE COMMERCIALS ON PHARMATON FOR ACHING LEGS, QUAIL RIDGE COUNTRY CLUB (FOR RETIREES). SPEAKERS include MR (PROFESSOR) PETER GOMES, HARVARD UNIVERSITY. MR DAVID BRODNOY (or BRODNOUY) INTERVIEWED A REPRESENTATIVE OF Boston AIRPORT JOURNAL CONCERNING PROBLEM OF PRODGIOUS TRAVELLERS WHO NEED TWO(2) SEATS AND HIS TROUBLE OF BEING SQUASHED BETWEEN FRONT SEAT AND BACKSEAT ON TRAVEL ECONOMY CLASS, DISCRIBING HIMSELF AS LITTLE NEXT TO AN ALL AMERICAN FOOTBALL PLAYER. CARDINAL NEWMAN MR GOMES MENTIONED

MR PAUL HARVY (ON WJIB AM, CAMBRIDGE (EARLIER TODAY Talked OF MR GEORGE ORSON WELLS; INSPITE His LITERARY, Acting, AND PLAYWRITING AND DIRECTING HAD SERIOUS ARITHMETIC TROUBLES

HERE IN LAUNDERETTE I'VE NOTICED SOMEONE WITH BLUE AROUND ONE EYE. I ATTEMPTED TO REACH LAUNDERETTE MANAGEMENT Via Certified MAIL RETURN RECEIPT REQUESTED BUT MY LETTER CARRIER FAILED TO FORWARD THE MAIL PIECE TO LAUNDERETTE MANAGERIAL HEADQUARTERS

FOR A NUMBER OF WEEKS, I'VE BEEN UNABLE TO GET MY LETTERBOX MAIL. I'VE REQUESTED MY USPS Lettercarrier FOR HELP - A NEW Lock and A Key delivered to ME AT MY PostOFFICE BOX AND meantime my Letter Box MAIL FORWARDED to ME AT MY PO BOX

SOMETIME AGO I HAD SERIOUS SURGERY AND SHORTLY THEREAFTER BEFORE MY TISSUE HAD BEGUN TO HEAL I WAS HIT IN WOUND AREA IN A SUPERMARKET WHERE I BUY Proctor AND GAMBLE PRODUCTS OFTEN.

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POLICE CAME AND CONFERENCED WITH MANAGEMENT. I WROTE AND MAILED REPORTS TO THE SUPERMARKET AND HON. DISTRICT COURT.

IMMEDIATELY PRIOR TO THE ASSAULT AND BATTERY I HAD MAILED BACK TO THE COMPANY MY COMPLETED PROXY BALLOT. MY LETTERCARRIER FAILED TO DELIVER TO ME THE PROXY MATERIAL ADDRESSED TO ME AS JOHN CRAPO TOD W.P. SEGARRA, ET CETERA.

ONE ARTICLE IN MY LETTERBOX (I SEE MAIL IN IT) IS THE PROCTOR AND GAMBLE STATEMENT FOR TOD ACCOUNT... 10 AGASSIZ ST APT 30 CAMBRIDGE MA 02140-2825. WOULD IT SURPRISE ME MY LETTERCARRIER AND MY LANDPERSONS ARE COERCING ME TO DESIGNATE THEM AS MY BENEFICIARIES?

I OBSERVED PERSONALLY THE EXEMPLARY QUALITIES OF MR SEGARRA AS ATHLETE. MR SEGARRA BASKETBALL PLAYED AND POWERLIFTED ACCORDING TO FORM. I HEARD NO COMPLAINTS. TOO I NOTICED MY BENEFICIARY IN THE GYMN BOXING ROOM. I WAS BENEFACTOR OF THAT ACTIVITY. THEN THERE WAS NO BOXING RING. I NOTICED BENEFICIARY EXERCISING IN THE BOXING ROOM. IN SENIOR HIGH SCHOOL, I A SENIOR, TOOK A COURSE WITH A STATE WIDE ELECTED OFFICEHOLDER, HON A. JOSEPH DENUCCI, WHO IS A FORMER PROFESSIONAL BOXER.

MR SEGARRA TOLD ME HIS FATHER WAS A HIGHLY REGARDED UNIVERSITY EDUCATED AND TRAINED PHYSICIAN IN EUROPE AT A UNIVERSITY WHICH IS OLDER THAN MY VENERABLE NEIGHBOR AND ALMA MATER HARVARD UNIVERSITY. DR SEGARRA CAME TO HARVARD UNIVERSITY MEDICAL SCHOOL, SPONSORED BY THE DESCENDANTS OF THE LATE HONOURABLE MR JOHN DAVISON ROCKEFELLER TO DO HIS SPECIALTY TRAINING SO TO BECOME BOARD CERTIFIED. VIA MAIL THE HON. TOWN CLERK OF THE TOWN WHERE PARENTS OF MR SEGARRA WERE MARRIED SENT ME LAWFULL DOCUMENTATION OF THEIR MARRIAGE BY A ROMAN CATHOLIC CLERGYMAN. THE MEMORIAL SERVICE FOR DOCTOR SEGARRA WAS CONDUCTED AT THE HONOURABLE DR DANIEL L MARSH UNIVERSITY CHAPEL, NOTED FOR THE MINISTRY OF THE REV'D DOCTOR DEAN OF THE CHAPEL HON HOWARD THURMAN, KNOWN TOO FOR HIS PROFESSORSHIP OF SPIRITUAL RESOURCES AND DISCIPLINES AND HIS UNIVERSITY TEACHING OF THE LATE HON MARTIN LUTHER KING JR. PHD

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FROM WHAT I'VE NOTICED IN PRINT DOCTOR SEGARRA MIGHT HAVE BEEN FLUENT IN SPANISH, CATALONIAN AND FRENCH, AS WELL AS IN ENGLISH. I RESPECT SCHOLARSHIP VERY MUCH. DOCTOR SEGARRA I NOTICED LIKED FLIGHT IN GLIDERS. WOULD I HAVE THE COURAGE TO GLIDER FLY ??? MYSELF

DOCTOR SEGARRA WAS AN ASSOCIATE PROFESSOR AT A MAJOR NATIONAL UNIVERSITY AT WHICH IT'S UNIVERSITY HEAD HAD ONCE ASPIRED TO BE A PHYSICIAN. I NOTICED TOO IN PRINT. IN AN ARTICLE I CAN'T FIND NOW.

IN 1992 ON THE ANNIVERSARY OF THE DEATH OF MY FATHER BY SUICIDE AT THE AGE OF FIFTY-EIGHT YEARS OF AGE I HAD A NON GERIATRICS CATARACTECTOMY TO CORRECT BLINDNESS IN ONE EYE. THE YEAR BEFORE MY MOTHER HER SISTER AND MY FATHER'S SISTER DIED

I AM A NOTARY PUBLIC. UNLESS I HAVE ACCESS TO MY LETTER BOX I MAY NOT BE ABLE TO RENEW THAT APPOINTMENT WHICH THEN WAS FROM THE LATE FORMER GOVERNOR JOHN A VOLPE. HIS EXCELLENCY THEN.

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StKHLDR CRAPO to PROCTOR AND GAMBLE
JUNE 19th Year 2002
PAGE Six(06) ~~of to~~ Six(06) Pages

MY INNABILITY to Renew that COMMISSION MIGHT HAVE SERIOUS EMPLOYMENT IMPLICATIONS FOR ME -

MY Shareholder Proposal

We REQUEST the Proctor & GAMBLE COMPANY BOARD OF DIRECTORS to Report to US IN the Next PROXY STATEMENT Action THE BOARD HAS TAKEN to PROVIDE HOW MATTERS should BE.

XXX XXX XXX XXX X

QUESTIONS OR COMMENTS ~~Please A~~ OF ME Please DIRECT to ME BY US Postal Service to me at MY POST OFFICE BOX ADDRESS

Sincerely

John Crapo. PRO SE

John Jennings Crapo
NON PRACTISING LCNSD CERT SCL WRKR

JJCIIJC

ENCLOSURES: SEVEN(07) copies printed one-sided reverse Blanc of original WRITINGS This Shareholder proposal which I revised. Dated June Ninteenth 2002

PROPOSAL REASONS:

I've INTRODUCED AND PRESENTED SHAREHOLDER PROPOSALS AT VARIOUS NATIONAL CORPORATIONS AND Other COMPANIES.

I've FATIGUE, ARTHRITIS, Schizophrenia, I wear A cervical collar AND I'M HOMOSEXUAL. I HAVE PSORIASIS. THE IBUPROFEN I TAKE LARGE QUANTITIES OF IS MANUFACtured BY another CORPORATION. I've an interoccular lense AND I WAS BLIND IN ONE EYE UNTIL MY Condition WAS CORRECTED When I WAS AGE 55 YEARS OF AGE. The Year Before my mother, HER SISTER AND MY Father's Sister DIED. I LIKE the IDEA OF YOUR FLOATING SOAP-WHICH I CAN Notice IN A BATHTUB, Although I DO NOT SEE the Need For that RIGHT NOW FOR MR CRAPO.

I USE Proctor AND GAMBLE PRODUCTS WHICH I BUY AT A Supermarket AND PHARMACY. I live IN AN ATTIC - ONE (01) ROOM. the Kitchenette, the BATHROOM AND CORRIDOR FAIL to QUALIFY AS ROOM. I've NO EXIT. MY ONE DOOR OUTSIDE IS ABOUT 2½ Feet From a RAILING WHICH IS MY BEST Level AND I AM ALWAYS ANXIOUS WHEN NEAR IT. I'M AFRAID OF BEING KNOCKED OVER THE RAILING.

YEARS AGO I WAS climbing STAIRS HERE. I WAS Going From FLOOR ONE (01) to TWO (02). SOMEONE CAME DOWN SO FAST I COULDN'T GET OUT OF THE WAY. the

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REASONS

I'VE INTRODUCED AND PRESENTED SHAREHOLDER PROPOSALS AT VARIOUS NATIONAL CORPORATIONS AND OTHER COMPANIES

I'VE FATIGUE. ARTHRITIS. SCHIZOPHRENIA AND I'M HOMOSEXUAL. I WEAR CERVICAL COLLAR AND PODIATRY PROTHESIS. THE IBUPROFON. THE LOTION AND ANTI PSORIASIS MEDICINES AND ARTIFICIAL TEARS ARE MANUFACTURED BY ~~ANOTH~~ OTHER COMPANIES. I WEAR AN INTEROCCULAR LENSE AND I WAS BLIND IN ONE EYE UNTIL THAT BLINDNESS WAS SURGERICALLY CORRECTED WHEN I WAS AGE 55(FIFTY-FIVE) YEARS OLD, THE FOLLOWING WHEN MY MOTHER. HER SISTER AND MY LATE FATHER'S SISTER DIED. THE FEATURE OF YOUR FLOATING SOAP I FIND ATTRACTIVE

I USE PROCTOR AND GAMBLE PRODUCTS WHICH I BUY AT A SUPERMARKET AND AT PHARMACY. ALSO I TAKE PROMATHIAZINE SYRUP WITH/WITHOUT PROMATHIAZINE AS IS WARRANTED. I LIVE IN AN ATTIC: ONE (01) ROOM. THE KITCHENETTE. THE BATHROOM (WITH BROKEN SHOWER) (I DON'T HAVE AIR CONDITIONING) FAIL TO QUALIFY AS A ROOM. I'VE NO EXIT MY DOOR TO HALLWAY, TOP FLOOR. IS NEARLY 2½ FEET FROM A RAILING WHICH IS BELT LEVEL FOR ME. I'M ALWAYS ANXIOUS WHEN BY THE RAILING. I'M AFRAID OF BEING KNOCKED OVER THE RAILING. AS A SOCIAL WORKER (MY MONTHLY PENSION IS NEARLY $835. MY MONTHLY RENT IS $1050 THE STATE FAILS TO GIVE ME RENTAL SUBSIDY. I'VE KNOWN MANY PERSONS WHO'VE BEEN VICTIMS CIVILIAN AND MILITARY INJURIES.

YEARS AGO AT TEN AGASSIZ STRT I WAS STAIR CLIMBING. I WAS BETWEEN FLOORS. SOMEONE CAME DOWN SO VERY FAST - SO FAST I COULD NOT GET OUT OF THE WAY

THE

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STAIRWAY IS NARROW AND NO RAILING WHERE I WAS (RIGHT SIDE) THE PERSON CAME DOWN AND FELL. IT WAS A PRODIGIOUS PERSON AND the PERSON one ARM CAME DOWN ON MY SHOULDER THE IMPACT HURT VERY VERY MUCH THE PERSON IS LARGE, THERE WAS NO WAY FOR ME TO AVOID AN EMBRACE WITH THAT MUCH LARGER PERSON AND IT WAS UNEXPECTED. THAT IS WHERE I LIVE

HERE IN LAUNDERETTE I'VE NOTICED SOMEONE WITH BLUE AROUND ONE EYE I ATTEMPTED TO NOTIFY LAUNDERETTE MANAGEMENT COMPANY VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED AT THIS ADDRESS BUT MY LETTERCARRIER FAILED TO ~~NOTIFY~~ FORWARD the mailpiece to it

FOR A NUMBER OF WEEKS, I'VE BEEN UNABLE TO GET MY LETTERBOX MAIL. I'VE ASKED MY LETTER CARRIER USPS FOR HELP A NEW LOCK AND THE KEY DELIVERED TO ME AT MY PO BOX

SOMETIME AGO I HAD SURGERY AND SHORTLY THEREAFTER WHEN MY BANDAGES WERE NOT READY FOR REMOVAL BY ME I WAS HIT IN WOUND AREA IN A SUPER MARKET WHERE I PURCHASE SOME OF COMPANY PRODUCTS

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SENATOR CRAPO to Proctor AND GAMBLE
June 19th 2002
page Four (04) OF Six (06) Page

Police came and conferenced with Managers AND I WROTE A report to Supermarket AND to the COURT

IMMediately PRIOR to the INCIDENT I HAD MAILED BACK to The Company my completed Ballot

ONE Article IN my letterbox (I See mail IN it) IS the Proctor & gamble statement addressed to JOHN CRAPO TOD W.P. SEGARRA, 10 AGASSIZ St APT 30 CAMBRIDGE MA 02140-2825 I WONDER sometimes Does my lettercarrier FIGURE he should be my TOD BENEFICIARY???

I MADE Notice OF the Qualities OF MR SEGARRA AS an athlete. He played BasketBall AND DOES POWER LIFTING According to FORM. I learned From MR SEGARRA His late Father Was a highly regarded physician Trained IN Europe At A UNIVERSITY older than Harvard UNIVERSITY AND That Doctor SEGARRA CAME HERE TO Be Specialty BOARD Qualified, sponsored By the Descendants of the late HON Mr John DAVISON Rockefeller

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StockHLDR CRAPO to Proctor and GAMBLE

June 19th Year 2002

P. ~~Karen~~ FIVE(05) to Six(6) pages.

From what I've seen in print Doctor Segarra might've been fluent in Spanish Catalonian, French, and English. I respect scholarship very much although he may not have come home for dinner on time and I wouldn't want to go-up in gliders something Dr Segarra apparently liked doing.

DR SEGARRA WAS AN ASSOCIATE PROFESSOR AT A UNIVERSITY ONCE HEAD-ED BY SOME COERCED IN NOT ACHIEV-ING HIS OBJECTIVE TO BECOME A PHYSICIAN.

IN 1992 ON THE ANNIVERSARY ~~ON~~ OF THE DEATH OF MY FATHER BY SUICIDE AT THE AGE OF 58 YEARS OF AGE I HAD A NON GERIATRICS CATARACTECTOMY TO CORRECT BLINDNESS IN ONE EYE.

THE Year Before my mother, her Sister AND MY FATHER'S SISTER DIED

I'M A NOTARY PUBLIC AND UNLESS I HAVE ACCESS TO MY letter box I MAY NOT BE ABLE TO RENEW THAT APPOINTMENT WHICH Then came from Governor HIS Excellency John A VOLPE

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POLICE CAME AND CONFERENCED WITH MANAGEMENT AND I WROTE A REPORT TO THE COURT AND TO SUPERMARKET

IMMEDIATELY PRIOR TO THE ASSAULT AND BATTERY I HAD MAILED BACK TO THE COMPANY MY COMPLETED PROXY BALLOT. MY LETTERCARRIER FAILED TO DELIVER TO ME THE COMPANY PROXY MATERIAL ADDRESSED TO ME AS JOHN CRAPO TOD W.P. SEGARRA, ETCETERA

ONE ARTICLE IN MY LETTERBOX (I SEE MAIL IN IT) IS THE PROCTOR AND GAMBLE STATEMENT FOR THE TOD ACCOUNT??? TEN AGASSIZ STRT APT 30, CAMBRIDGE MA 02140-2825 I WONDER SOMETIMES IF MY LETTERCARRIER AND MY LANDPERSONS ARE COERCING ME INTO NAMING THEM MY TOD BENEFICIARY INSTEAD OF MR SEGARRA

I OBSERVED THE EXEMPLARY QUALITIES OF MR SEGARRA AS AN ATHLETE. HE PLAYED BASKETBALL AND POWERLIFTED ACCORDING TO FORM. I NOTICED TOO MR SEGARRA EXERCISED IN THE GYMN BOXING ROOM. I WAS A BENEFACTOR OF THE BOXING ROOM

MR SEGARRA TOLD ME HIS LATE FATHER WAS A HIGHLY REGARDED PHYSICIAN UNIVERSITY TRAINED IN EUROPE. ONE UNIVERSITY IN EUROPE IS OLDER THAN THE VENERABLE HARVARD UNIVERSITY WHERE DOCTOR SEGARRA CAME TO-TO BE SPECIALTY TRAINED. SPONSORED BY THE DESCENDANTS OF THE HONOURABLE LATE MR JOHN DAVISON ROCKEFELLER. BY MAIL THE HON TOWN CLERK INFORMED ME HIS PARENTS WERE MARRIED IN THE ROMAN CATHOLIC CHURCH. THE DOCTOR'S MEMORIAL SERVICE WAS AT ~~MORE~~ THE DANIEL MARSH UNIVERSITY CHAPEL

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POLICE CAME AND CONFERENCED WITH MANAGEMENT AND I WROTE REPORTS TO THE DISTRICT COURT AND TO THE SUPERMARKET

IMMEDIATELY PRIOR TO THE ASSAULT AND BATTERY I HAD POSTED BACK TO THE COMPANY MY COMPLETED PROXY BALLOT. MY LETTERCARRIER FAILED TO DELIVER TO ME THE PROXY MATERIAL ADDRESSED TO ME AS JOHN CRAPO TOD W.P. SEGARRA .ET CETERA

ONE ARTICLE IN MY LETTERBOX (I SEE MAIL IN IT) IS THE PROCTOR AND GAMBLE STATEMENT FOR TOD ACCOUNT??? 10 AGASSIZ ST APT 30. CAMBRIDGE MA 02140-2825. I WONDER IF MY LETTERCARRIER AND MY LANDPERSONS ARE CO-ERCING ME IN DESIGNATING THEM MY TOD BENEFICIARIES INSTEAD OF MR SEGARRA

I OBSERVED PERSONALLY THE EXEMPLARY QUALITIES OF MR SEGARRA AS AN ATHLETE. MR SEGARRA BASKETBALL PLAYED AND POWERLIFTED ACCORDING TO FORM. TOO I NOTICED MY BENEFICIARY IN THE GYMN BOXING ROOM. I WAS A BENEFACTOR OF THE BOXING ROOM. I EMPHASIZE THERE WAS NO BOXING PLATFORM. I NOTICED BENEFICIARY EXERCISING MAINLY. I VERY BRIEFLY SUMMARIZE. I WAS IN SENIOR HIGH SCHOOL WITH A JUNIOR WHO BECAME A PROFESSIONAL BOXER AND IS A STATEWIDE ELECTED CONSTITUTIONAL OFFICER. WE, the PROFESSIONAL BOXER AND I WERE IN ONE (01) COURSE TOGETHER

MR SEGARRA TOLD ME HIS LATE FATHER WAS A HIGHLY REGARDED UNIVERSITY EDUCATED AND TRAINED PHYSICIAN WHO WAS EDUCATED AND TRAINED IN EUROPE IN A UNIVERSITY WHICH IS OLDER THAN VENERABLE HARVARD UNIVERSITY. DOCTOR SEGARRA CAME TO HARVARD UNIVERSITY MEDICAL SCHOOL TO BE SPECIALTY TRAINED, SPONSORED BY THE DESCENDANTS OF THE HONOURABLE LATE MR JOHN DAVISON ROCKEFELLER. VIA MAIL THE HONOURABLE TOWN CLERK OF THE TOWN WHERE MR SEGARRA'S PARENTS WERE MARRIED I WAS ASSURED DR AND MRS SEGARRA WERE LAWFULLY MARRIED BY A ROMAN CATHOLIC PRIEST. THE DOCTOR'S MEMORIAL SERVICE WAS CONDUCTED AT ~~HONOURABLE DANIEL L. MARSH UNIVERSITY CHAPEL~~ THE HONOURABLE DANIEL L. MARSH, UNIVERSITY CHAPEL, NOTED FOR THE MINISTRY OF REVEREND DEAN HOWARD THURMAN.

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P&G Legal

The Procter & Gamble Company
Legal Division
1 P&G Plaza
Cincinnati, Ohio 45202-3315
www.pg.com

24 September 2002

Via Email and Facsimile

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Fax: 202-942-9525
cfletters@sec.gov

Re: The Procter & Gamble Company
Commission File No. 1-434
Proxy Proposals by Mr. John Crapo

Ladies and Gentlemen:

This letter supplements our request submitted to your office on 16 July 2002 regarding the shareholder proposal of Mr. John Crapo. This supplement is made on behalf of The Procter & Gamble Company (the "Company") in accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended.

As stated in our prior letter, the Company has received a proposal (the "Proposal") from a shareholder, Mr. John Crapo, for inclusion in the Company's Proxy Statement for its 2003 annual meeting of shareholders. The Company requests the agreement of the Staff that it will not recommend any enforcement action against the Company if we omit the Proposal and ignore any future proposals by Mr. Crapo that make a substantially similar request.

A copy of this letter has been mailed to Mr. Crapo. To the extent required by Rule 14a-8(j), this letter constitutes a supporting opinion of counsel.

This letter incorporates the factual history and description of the Proposal as well as the arguments supporting the exclusion of his Proposal as set out in our 16 July 2002 letter. These arguments are further supported by the following statements and citations:

14a-8(i)(3) Violation of proxy rules

The action requested in the Proposal is inherently misleading and in violation of the Commission's proxy rules as "shareholders voting upon the proposal or the Company would not be able to determine with any reasonable certainty exactly what action or measures the Company would be required to take in the event the proposal were to be implemented" (*Central Main Power Co. (Green)*, March 31, 1981). The Proposal, therefore, should be excluded under Rule 14a-8(i)(3) as it violates Rule 14a-9 and its prohibition of false or misleading statements. (*See also*, *IDACORP, Inc.*, July 19, 2002, 2002 SEC No-Act. LEXIS 659; *American*

W.R. Mordan, Senior Counsel
513-983-2810 / 513-983-2610 (fax) / mordan.wr@pg.com

International Group, Inc., March 21, 2002, 2002 SEC No-Act. LEXIS 477; *Northeast Utilities Service Corporation*, April 9, 2001, 2001 SEC No-Act. LEXIS 482).

14a-8(i)(5) Relevance

The Proposal in no way relates to any part of the Company's assets or business and should be excluded under 14a-8(i)(5). We cannot provide any interpretation of the Proposal that would have any relation to even the smallest portion of the Company's assets, earnings, or gross sales. As a result, it falls below the five percent threshold set forth in Rule 14a-8(i)(5). Additionally, the Proposal does not otherwise significantly relate to the Company's business, as the legal defense fund and witness protection program proposed by Mr. Crapo are entirely outside the scope of the Company's operations and capability. (*See, e.g., J.P. Morgan & Company, Inc.*, February 5, 1999, 1999 SEC No-Act. LEXIS 155).

14a-8(i)(6) Absence of power/authority

The Company does not have the power or authority to fulfill the Proposal and it should be excluded under 14a-8(i)(6). As stated in our prior correspondence, the Company does not have the legal ability to establish a witness protection program for harassed shareholders of publicly traded companies (*See generally, Dendrite International, Inc.*, March 20, 2002, 2002 SEC No-Act. LEXIS 421; *NetCurrents, Inc.*, June 1, 2002, 2001 SEC No-Act. LEXIS 589).

14a-8(i)(4) Personal grievance; special interest

As the proposal relates to a personal and private grievance of Mr. Crapo, it should also be excluded under Rule 14a-8(i)(4). It is impossible to interpret Mr. Crapo's letter as anything more that an attempt to protect his personal interest against what he perceives to be a threat from his letter carrier and landlord (*See, e.g., Chittenden Corporation*, January 2, 2001, 2001 SEC No-Act. LEXIS 13; *The McGraw-Hill Companies, Inc.*, February 15, 2000, 2000 SEC No-Act. LEXIS 196).

For the reasons discussed here, the Company respectfully requests that the Staff agree the Company may omit the Proposal from its proxy materials for the 2003 annual meeting of shareholders and the Company may ignore subsequent letters from Mr. Crapo that contain substantially the same request.

Sincerely,

WR Mordan

William R. Mordan

Enclosure

cc: Mr. John Crapo (via Certified Mail)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PECO ENERGY CO (PEPRA)

2301 MARKET ST
P O BOX 8699
PHILADELPHIA, PA 19101
215. 841.4000

NO ACT

NO ACTION LETTER
Filed on 07/30/1992 - Period: 06/01/1992
File Number 001-01401

GSI

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Philadelphia Electric Company (the "Company")
Incoming letter dated June 1, 1992

The proposal relates to the election of a committee of small shareholders who will consider and present to the Company's board of directors a plan or plans " ...that will in some measure equate with the gratuities bestowed on Management, Directors, and other employees".

There appears to be some basis for your view that the proposal may be omitted from the Company's proxy materials on the grounds that it is vague and indefinite. Rule 14a-8(c)(3) permits the omission of a proposal that is contrary to any of the Commission's proxy rules and regulations, including rule 14a-9, which prohibits false and misleading statements in proxy materials. In this regard, the Division concurs in your view that the proposal is so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Under these circumstances, the Division will not recommend enforcement action to the Commission if the proposal is omitted from the Company's proxy materials. In reaching a position, the staff has not found it necessary to reach the alternative bases for omission upon which the Company relies.

Sincerely,

William H. Carter

William H. Carter
Special Counsel

OMPANY 000022 7

James W. Durham
Senior Vice President
and General Counsel

Bjarnie R. Anderson
Legal Administrator

2301 MARKET STREET, BOX 8699
PHILADELPHIA, PA 19101
(215) 841-5544 FAX: 568-3389

Direct Dial: 841-4263

Paul R. Bonney
Ellen M. Cavanaugh
Rudolph A. Chillemi
Edward J. Cullen, Jr.
Todd D. Cutler
Katherine K. Dodd
Debra S. Gaston
Gregory Golazeski
C. Kirk Hall
Elizabeth P. Harris
Mary McFall Hopper
Stephen L. Huntoon
Thomas G. Jackson
Lindsay Johnston
Kimberly Lewis
Stephanie Whitlon Lewis
Jeffrey J. Norton
Wendy Schermer
Jenny P. Shulbank
Noel H. Trask
Assistant General Counsel

RECEIVED
JUN 08 1992
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

SEC MAIL RECEIVED
JUN 05 1992
106

June 1, 1992

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Philadelphia Electric Company

Ladies and Gentlemen:

In accordance with Rule 14a-8(d) under the Securities and Exchange Act of 1934, enclosed herewith are six copies of this letter and a proposal (the "Proposal") received by Philadelphia Electric Company (the "Company") on May 4, 1992, from Joanna Scott-Meyers for inclusion in the proxy materials relating to the Company's 1993 annual meeting of shareholders. This letter is to notify the Commission of the Company's belief that the Proposal may properly be omitted from its proxy materials, and to set forth the Company's reasons for the intended omission.

The Company believes the Proposal may be properly omitted from its proxy material because: (i) the Proposal is contrary to Rule 14a-9 and Rule 14a-8(c)(3) which prohibit misleading statements in proxy soliciting materials, (ii) the Proposal violates state law (Rule 14a-8(c)(2)), (iii) the Proposal is beyond the Company's power to effectuate (Rule 14a-8(c)(6)), and (iv) the Proposal deals with matters relating to the conduct of ordinary business operations (Rule 14a-8(c)(7)).

The Proposal Contains Misleading Statements

Rule 14a-8(c)(3) provides a statutory basis for omission of the Proposal. That rule authorizes omission of proposals that are contrary to the Commission's proxy rules and regulations, including Rule 14a-9. The Commission has established that a proposal so vague that shareholders may be unable to determine with reasonable certainty the immediate consequences of its implementation may be omitted from the proxy material pursuant to Rule 14a-8(c)(3).

The phrasing of the resolution portion of the proposal, i.e., the last paragraph, is ambiguous and the meaning unclear. The substance appears to request that certain shareholders refer a plan or plans to the Board of Directors "that will in some measure equate with the gratuities bestowed on Management, Directors and other employees." There is no further explanatory information. One interpretation might be that the committee is to provide other plans for the benefit of management, directors and employees. A second interpretation would be that an equivalent series of benefit plans should be implemented for the benefit of "small stockholders." A third interpretation would be that a group of benefit plans should be prepared for the benefit of all stockholders. Perhaps there are additional interpretations of the language. However, under any interpretation, the reader is left without a clear understanding of what is intended. For this reason, there is no way in which shareholders will be able to determine with reasonable certainty either the meaning of the resolution or the consequences of its implementation. For this reason, it is misleading and violates Rule 14a-8(c)(3).

In many other respects, the Proposal is misleading. In regard to the first Whereas clause, the implication that the "management team", as distinct from the Board of Directors, is elected by the stockholders is inaccurate and contrary to law. Only the Board of Directors is elected by the shareholders.

In regard to the second Whereas clause, the implication that management controls proxies is inaccurate and contrary to law. Under the Pennsylvania Business Corporation Law, like most state statutes, all shareholders have the right to appoint proxies of their own choice. Proxies solicited by management of the Company contain a statement to the effect that they will be voted exactly as directed by the shareholder. Only in the absence of a direction by the shareholder will the proxies be voted according to the preference of management. To imply the contrary is false and misleading.

In regard to the third Whereas clause, the implication that the Board of Directors does not exercise independent judgment or is controlled by management, is inaccurate and misleading.

In regard to the fourth Whereas clause, the statement that the creation and implementation of benefit plans is for the welfare of stockholders is totally false and inaccurate. All such plans are fully explained in the proxy statement in accordance with the rules of the Securities and Exchange Commission, and to imply that any one or all of benefit plans are contingent upon the Company making a "profit" is also false and misleading.

The final three Whereas clauses are also inaccurate, argumentative, or misleading.

Throughout the Proposal, there is a veiled implication or indirect charge concerning improper, illegal or immoral conduct on the part of the Board of Directors, management or the Company's largest stockholders. Such implications are completely without a factual basis and are not only false and misleading but also, in the Company's opinion, degrade and demean the shareholder proposal procedures established by the Commission. For this reason also, the Proposal should be omitted pursuant to the provisions of Rule 14a-9(b), Note b.

For all the foregoing reasons, the Proposal should be omitted pursuant to Rule 14a-8(c)(3).

The Proposal Violates State Law

The Proposal violates Sections 1757 and 1758 of the Pennsylvania Business Corporation Law pertaining to action by shareholders. Section 1757 provides, inter alia, "... whenever any corporate action is to be taken by vote of the shareholders of a business corporation, it shall be authorized by a majority of the votes cast at a duly organized meeting of shareholders by the holders of shares entitled to vote thereon." Section 1758 provides, inter alia, ... "every shareholder of a business corporation shall be entitled to one vote for every share standing in his name on the books of the corporation." Although the meaning of the Proposal is unclear, to the extent it may require action to be taken by shareholders, such action can be taken only by a vote of a majority of all shareholders, not just small shareholders or shareholders owning a "limited" amount of shares ("100-1000-5000") as stated by the proponent. For this reason also, the Proposal must be omitted from the proxy statement pursuant to Rule 14a-8(c)(2).

The Proposal Deals with a Matter
Relating to Ordinary Business Operation

The Company believes that the Proposal should be omitted on the basis of Rule 14a-8(c)(7) which provides that it may be omitted if it deals with a matter relating to the conduct of the ordinary business operations of the registrant. The Company is cognizant of the Commission's desire to clarify and enhance disclosure of senior executive and director compensation. Employment contracts or incentive plans for upper management have been and will be explained in the Company's proxy statements. In addition to the currently required information, the Company included a description of management's executive compensation philosophy in its 1992 proxy statement. Nevertheless, the proponent's Proposal does not limit itself to executive compensation. It appears to have a broader scope and call into question all Company benefit plans. Most of the Company's plans, especially those which have the most financial impact upon the Company, are uniform for all employees and are not limited to directors or officers. Those plans which relate to all employees on an equal basis such as medical, accident, life and retirement plans are, in the opinion of the Company, matters dealt with in the ordinary course of business and are not the kinds of plans recently referred to as senior executive and director compensation and deemed by the Commission as outside the ordinary course of business. Therefore, in so far as the Proposal may be interpreted to relate to such uniform, across-the-board plans, it should be omitted under Rule 14a-8(c)(7).

Pursuant to Rule 14a-8(d), the Company has notified Joanna Scott-Meyers of its intention to omit her Proposal from its proxy materials and has enclosed a copy of this letter with the letter to Ms. Scott-Meyers. A copy of my letter to Ms. Scott-Meyers is attached. Preliminary copies of the Company's proxy statement and form of proxy are expected to be filed, if required pursuant to Rule 14a-6(a) on or about January 26, 1993, and definitive copies on or about March 1, 1993. Accordingly, this filing is timely made in accordance with the requirements of Rule 14a-8(d). If you have any questions regarding this matter, please call me at (215) 841-4263.

Very truly yours,

E. C. Kirk Hall
Assistant General Counsel

ECKH/cw
Enclosures

t:\eckh\corres\sec.pro

000027

305 N. Pompano Beach Blvd.
Apt.#1412 .
Pompano Beach, Florida 33062

L. S. Binder, Secty.,
Philadelphia Electric Company
2301 Market Street
Philadelphia, Pa. 19101

RECEIVED

MAY 4 1992

L. S. BINDER

Dear Secretary Birder ;

The following proposal is submitted for inclusion in the notice for the annual meeting in 1993.

WHEREAS:
The Board of Directors and its' appointed Management team are theoretically democratically elected by the stockholders and charged with the policy making and operation of the Corporations' business,and

WHEREAS:
in the real world,the Board is,in fact,elected in an autocratic "OLD BOY SCHOOL" manner; controlled by a self perpetuating management with its' control of proxies submitted by the largest stockholders having interests of their own and an unsuspecting and naive array of the small stockholders, and

WHEREAS:
the Board,at the instigation of Management,is led into establishing a wide variety of PERCS; i.e. attractive employment contracts,incentive plans, option plans,health accident life and medical plans,and "you name it plans" ad infinitum until it borders on the obscene,and

WHEREAS:
these Percs are granted,alledgedly,for the good and welfare of the stockholders;although in truth the beneficiaries are Management,the Board and sundry other executives irrespective of whether this group produces a profit,and

WHEREAS:
there is a Management perception that stockholders eat only after the above groups are well fed and then only to be spoon fed at Managements' benevolence and

WHEREAS:
the small stockholders,in fact,have no in-put or voice in the granting of the above noted Percs,and

WHEREAS:
the point specifically--is the Corporation existing for the primary benefit of the Directors and Management or the Stockholders???,now

THEREFORE:
BE IT RESOLVED,that a Committee of small stockholders be elected,by those stockholders of limited numbers 100-1000-5000 shares,to consider and refer to the Board of Directors a plan or plans that will in some measure equate with the gratuities bestowed on Management,Directors and other employees. Under all conditions the Corporation will bear the expense of this resolve.

Respectfully submitted,

Joanna Scott-Meyers Date 4/29/92
Joanna Scott-Meyers

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

January 4, 2008

BY OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareowner Proposal of the Free Enterprise Action Fund to E.I. du Pont de Nemours and Company; Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentleman,

On behalf of the Free Enterprise Action Fund ("FEAOX"), attached please find six (6) copies of FEAOX's response to a December 28, 2007 request by E.I. du Pont de Nemours and Company for a no-action letter from the Staff in connection with the above-captioned shareowner proposal. Action Fund Management, LLC is the investment adviser to the FEAOX and is authorized to act on behalf of the FEAOX.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

Enclosures

action fund
management.LLC
12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

January 4, 2008

VIA OVERNIGHT DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Re: Shareowner Proposal of the Free Enterprise Action Fund to E.I. du Pont de Nemours and Company under Exchange Act Rule 14a-8

Dear Ladies and Gentlemen:

This letter is submitted on behalf of the Free Enterprise Action Fund ("FEAOX") in response to a December 28, 2007 request from E.I. du Pont de Nemours and Company ("DuPont") to the Division of Corporation Finance ("Staff") for a no-action letter concerning the above-captioned shareowner proposal.

Action Fund Management, LLC is the investment advisor to the FEAOX and is authorized to act on its behalf in this matter.

We believe that DuPont's request is without merit and that there is no legal or factual basis for Dupont to exclude the Proposal from its 2008 Proxy Materials.

Finally, we request that Mr. Thomas J. Kim, chief counsel of the Division of Corporation Finance and a former attorney for the General Electric Company, formally recuse himself from any role in this matter.

I. The Proposal is not vague, indefinite and misleading.

The Proposal requests that DuPont prepare a Global Warming report that describes and discusses,

> *...how action taken to date by Dupont to reduce its impact on global climate change has affected global climate in terms of any changes in mean global temperature and any undesirable climatic and weather-related events and disasters avoided.*

Dupont claims the Proposal is vague because neither it nor shareholders will know what is meant by the phrase "any undesirable climatic and weather-related events and disasters avoided."

But not only is this phrase is quite understandable in the context of the entire Proposal — i.e., what impact, if any, are DuPont's actions having on global climate? — to the extent any ambiguity exists, Dupont may exercise its discretion in completing the report.

Moreover, the phrase is more precise than the generic term "climate change," which Dupont uses on its web site and in company reports[1].

Finally, Dupont shareholders were quite capable of voting on a similar global warming-related shareholder proposal submitted by this proponent in 2007 ("2007 Proposal"). The 2007 Proposal[2] requested a report on the

> *... Extent to which the Company believes human and Company activity will significantly alter global climate...*

Dupont did not challenge the 2007 Proposal and so may be presumed to have deemed its language not so vague and indefinite as to merit exclusion from company proxy materials.

II. Thomas Kim should recuse himself from this matter.

We request that Thomas Kim, chief counsel of the Staff, recuse himself from this matter because he is a former attorney for the General Electric Company ("GE") and he may be biased against the FEAOX because of its shareholder activities.

While Mr. Kim was employed by GE:

- The Staff twice refused to grant GE no-action requests on global warming shareholder proposals filed by the FEAOX;
- FEAOX re-filed its global warming proposal on October 30, 2007 while Mr. Kim may still have been employed by GE;
- A member of Gibson, Dunn & Crutcher, GE's law firm, was sanctioned by his employer for sending an obscene e-mail to the FEAOX related to a shareholder proposal filed with GE. *See* http://blogs.wsj.com/law/2007/02/12/law-blog-email-of-the-day-by-gibson-dunns-larry-simms/.
- GE joined the U.S. Climate Action Partnership, many members of which have received shareholder proposals from the FEAOX.

---

[1] *See e.g.*, http://www2.dupont.com/Sustainability/en_US/Footprint/background.html#ghg and http://www2.dupont.com/Sustainability/en_US/assets/downloads/FINAL_BROCHURE_9.28.06.pdf.
[2] *See* Dupont, DEF 14A (filed March 19, 2007).

III. Conclusion

Based upon the forgoing analysis, we respectfully request that the Staff reject DuPont's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and DuPont and its representatives concerning the Proposal.

A copy of this correspondence has been timely provided to DuPont and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from DuPont or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or DuPont's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

cc: Donald P. McAviney, DuPont

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: E. I. du Pont de Nemours and Company
Incoming letter dated December 28, 2007

The proposal requests that the board prepare a global warming report.

We are unable to concur in your view that DuPont may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that DuPont may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

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